SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                _______________

                                   FORM 11-K



(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the plan year ended       December 31, 1994


                                       OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ___________________


                        Commission File Number  0-10122

 Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            Employees Savings Plan

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Magma Copper Company
                       7400 North Oracle Road, Suite 200
                             Tucson, Arizona  85704

            EMPLOYEE SAVINGS PLAN OF
            MAGMA COPPER COMPANY

            FINANCIAL STATEMENTS AND SCHEDULES
            AS OF DECEMBER 31, 1994 AND 1993
            (PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING
            REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME
            SECURITY ACT OF 1974, AS AMENDED)
            TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                      EMPLOYEE SAVINGS PLAN OF

                       MAGMA COPPER COMPANY

          INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                    DECEMBER 31, 1994 AND 1993






  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



  FINANCIAL STATEMENTS

    Statements of Net Assets Available for Plan Benefits as of December 31, 1994 and 1993

    Statement of Changes in Net Assets Available for
    Plan Benefits for the year ended December 31, 1994



  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES



  SCHEDULES

      I.  Item 27a - Schedule of Assets Held for Investment
            Purposes as of December 31, 1994

      II. Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1994

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  To the Administration Committee of the
  Employee Savings Plan of Magma Copper Company:

  We have audited the accompanying statements of net assets available for plan benefits of the EMPLOYEE SAVINGS PLAN OF MAGMA COPPER COMPANY as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the EMPLOYEE SAVINGS PLAN OF MAGMA COPPER COMPANY as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      ARTHUR ANDERSEN LLP

  Tucson, Arizona,
      June 16, 1995.

                        EMPLOYEE SAVINGS PLAN OF

                          MAGMA COPPER COMPANY

          STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     AS OF DECEMBER 31, 1994 AND 1993



                                            1994           1993
                                        -----------    ------------

INVESTMENT FUNDS, at market value
(Notes 1 and 2):
Retirement Preservation Trust           $11,523,243    $ 9,535,181
Capital Fund                              8,293,301      7,906,821
Federal Securities Trust                  1,222,885      1,408,072
Phoenix Fund                              1,677,514      1,303,978
Basic Value Fund                          1,453,152      1,127,665
Global Allocation Fund                    1,079,282        573,661
                                         ----------     ----------
                                         25,249,377     21,855,378

COMPANY STOCK                               571,962        154,755

PARTICIPANT LOANS                         1,113,009        959,328
                                         ----------     ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS  $26,934,348    $22,969,461
                                         ==========     ==========



      The accompanying notes are an integral part of these statements.


                           EMPLOYEE SAVINGS PLAN OF
                              MAGMA COPPER COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                Retirement                     Federal
                               Preservation      Capital     Securities
                                   Trust           Fund         Trust
                               ------------    ----------    ----------

ADDITIONS TO NET ASSETS:
  Investment income -
    Interest and dividends     $  639,210      $  760,056    $   77,699
    Realized gain (loss) on
      sale of assets, net              --         (11,183)      (34,696)
    Unrealized gain (loss)on
      assets, net                      --        (647,103)      (92,047)
                                ---------       ---------     ---------
      Total Investment income     639,210         101,770       (49,044)
                                ---------       ---------     ---------

  Contributions (Note 1)
    Employee                    1,219,044       1,058,026       294,426
    Employer                      339,887         331,070        80,657
                                ---------       ---------     ---------
      Total Contributions       1,558,931       1,389,096       375,083
                                ---------       ---------     ---------
      Total additions           2,198,141       1,490,866       326,039
                                ---------       ---------     ---------
  Transfers to/(from)
    investment options
    including participant
    loan transactions             401,405        (638,378)     (445,398)
                                ---------       ---------     ----------
DEDUCTIONS FROM NET ASSETS:
  Distributions to
   participants                  (611,484)       (466,008)      (65,828)
                                ---------       ---------     ---------
     Net increase (decrease)    1,988,062         386,480      (185,187)

NET ASSETS, beginning
  of year                       9,535,181       7,906,821     1,408,072
                                ---------       ---------     ---------
NET ASSETS, end of year       $11,523,243      $8,293,301    $1,222,885
                                =========       =========     =========

         The accompanying notes are an integral part of this statement.

                           EMPLOYEE SAVINGS PLAN OF
                              MAGMA COPPER COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                  Basic          Global
                                  Phoenix         Value        Allocation
                                    Fund          Fund            Fund
                                ------------    ----------     ----------
ADDITIONS TO NET ASSETS:
  Investment income -
    Interest and dividends      $  203,168      $   92,307     $   61,675
    Realized gain (loss) on
      sale of assets, net          (13,979)         (4,893)          (936)
    Unrealized gain (loss) on
      assets, net                 (293,445)        (61,263)       (85,621)
                                 ---------       ---------      ---------
      Total investment income     (104,256)         26,151        (24,882)
                                 ---------       ---------      ---------

  Contributions (Note 1)
    Employee                       425,361         312,079        202,046
    Employer                       115,115          94,182         49,316
                                 ---------       ---------      ---------
      Total contributions          540,476         406,261        251,362
                                 ---------       ---------      ---------
      Total additions              436,220         432,412        226,480
                                 ---------       ---------      ---------
  Transfers to/(from)
    investment options
    including participant
    loan transactions               (1,722)        (69,941)       290,126

DEDUCTIONS FROM NET ASSETS:
  Distributions to
   participants                    (60,962)        (36,984)       (10,985)
                                 ---------       ---------      ---------
   Net increase (decrease)         373,536         325,487        505,621
NET ASSETS, beginning
  of year                        1,303,978       1,127,665        573,661
                                 ---------       ---------      ---------
NET ASSETS, end of year         $1,677,514      $1,453,152     $1,079,282
                                 =========       =========      =========
         The accompanying notes are an integral part of this statement.

                            EMPLOYEE SAVINGS PLAN OF
                              MAGMA COPPER COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                 Company         Participant
                                  Stock             Loans         Totals
                              ------------       ----------     -----------

Investment income -
    Interest and dividends     $     1,227       $      --      $ 1,835,342
    Realized gain (loss) on
      sale of assets, net           25,681              --          (40,006)
    Unrealized gain (loss)on
      assets, net                   41,049              --       (1,135,430)
                                ----------       ---------       ----------
      Total investment income       67,957              --          656,906
                                ----------       ---------       ----------

  Contributions (Note 1)
    Employee                        50,540              --        3,561,522
    Employer                        14,961              --        1,025,188
                                 ---------       ---------       ----------
                                    65,501              --        4,586,710
                                ----------       ---------       ----------
      Total additions              133,458              --        5,243,616
                                ----------       ---------       ----------
  Transfers to/(from)
    investment options
    including participant
    loan transactions             284,995          178,913               --
                               ----------        ---------        ---------
DEDUCTIONS FROM NET ASSETS:
  Distributions to
   participants                    (1,246)         (25,232)      (1,278,729)
                               ----------        ---------       ----------
    Net increase (decrease)       417,207          153,681        3,964,887

NET ASSETS, beginning
  of year                         154,755          959,328       22,969,461
                               ----------        ---------      -----------
NET ASSETS, end of year       $   571,962       $1,113,009      $26,934,348
                               ==========        =========      ===========

         The accompanying notes are an integral part of this statement.


                          EMPLOYEE SAVINGS PLAN OF
                            MAGMA COPPER COMPANY

               NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                         DECEMBER 31, 1994 AND 1993


(1)  DESCRIPTION OF PLAN:

The following description of the Employee Savings Plan of Magma Copper Company (the Plan) provides only general information. More complete information regarding the Plan's provisions may be found in the plan document.

         General

The Plan was established on October 1, 1986 by Magma Copper Company (the Company). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Tax Status

The Plan obtained its latest determination letter on July 27, 1988, and was most recently restated in accordance with the Tax Reform Act of 1986. The Plan administrator has filed a request for a new determination letter, however, no response has been received to date. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the "Code"). Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

         Trust

The assets of the Plan are held under the MAGMA COPPER COMPANY TRUST FOR SAVINGS PLANS (the Trust). However, the records of each Plan within the Trust are maintained separately and certified by Merrill Lynch Trust Company (the Trustee) as being accurate and complete as reported therein. Expenses incurred by the Trustee in the performance of its duties, including fees for its services, are paid by the Company.

         Eligibility, Contributions and Vesting

Salaried employees are eligible to participate in the Plan after six months of continuous service. Participants may elect to contribute up to 12 percent of their annual compensation to the Plan. A participant's contribution is matched by the Company (Company's contribution) in an amount equal to 50 percent of the contribution made by the participant, not to exceed 3 percent of the participant's compensation for that month. Total matching contributions are limited to $9,000 annually per participant.

Participants' contributions are fully vested. Participants vest in the Company's contribution at 20 percent for each year of participation in the Plan. Participants may become fully vested in the matching Company contributions under certain other circumstances, including Plan termination or five years or more of service to the Company.

The Plan provides that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of
Section 401(a) of the Code. Such "rollover contributions" shall be fully vested and shall not be subject to, or affect in any way, the maximum annual contribution limitation.

For both employer and employee contributions, participants elect to have their accounts invested in various Merrill Lynch funds or in the common stock of the Company. Company contributions to the employees' accounts will be invested in the Federal Securities Trust unless the participant directs otherwise. A description of each Merrill Lynch fund is as follows:

         Retirement Preservation Trust

         This trust invests primarily in a broadly diversified portfolio of guaranteed investment contracts, U.S. government securities and high quality money market funds. It seeks to provide preservation of participants' investments and liquidity with income typically higher than money market funds. Cost equals market value as income is declared and reinvested each day.

         Capital Fund

         Investments in this fund are invested primarily in stock or convertible securities of corporations. Total investment return is the aggregate of income and capital value changes.

         Federal Securities Trust

         Investments in this fund include U.S. Treasury and Government agency securities, mortgage backed securities and options and futures transactions. This fund seeks high current return on investments.

         Phoenix Fund

         Investments in this fund are invested in a diversified portfolio of equity and fixed income securities of issuers in weak financial condition which are believed to be undervalued. Investment in this fund is speculative and involves a high degree of risk and is designed for investors who do not require current income and who can afford the accompanying risk.

         Basic Value Fund

         Investments in this fund consist of securities, primarily equities, which are believed to be undervalued. Total investment return is the aggregate of income and capital value changes.

         Global Allocation Fund

         This fund includes United States and foreign equity, debt and money market securities. Total investment return is the aggregate of income and capital value changes.

         Company Stock

         Beginning in July 1993, participants could also elect to invest in common stock of the Company.

         Forfeitures

Forfeitures of terminated participants and nonvested matching Company contributions are held by the fund for twelve months following termination. If the terminated participant does not return to employment and active participation within the twelve months following termination of employment, forfeitures are used to reduce future matching Company contributions.

Upon re-employment of a former participant, any forfeitures of nonvested matching Company contributions must be restored if the period of absence is less than five years and the initial distribution is repaid within two years of re-employment.

         Participant Accounts

Each participant's account is credited with the participant's contribution, matching Company contribution and an allocation of Plan earnings on a monthly basis. Allocations are based on the participant's relative account balance within an investment option.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Plan are prepared using the accrual method of accounting. The Plan's investment funds are stated at market value, as established by the Trustee at December 31, 1994 and 1993. Investments are recorded on the trade date.

(3)      PLAN TERMINATION:

Although the Company intends to continue the Plan, the Company has the right to terminate the Plan at any time. In the event of termination of the Plan with respect to a group or class of participants or partial discontinuance of contributions, the balance credited to the matching Company contributions accounts of all participants subject to such partial termination or partial discontinuance of contributions will become fully vested and nonforfeitable.

(4)      OMITTED SCHEDULES:

Based on the information provided by the Trustee, the Plan had no lease commitments, obligations or leases in default, or prohibited transactions, as defined by ERISA, during the year ended December 31, 1994.

(5)      RECONCILIATION TO FORM 5500:

Distributions payable to participants are recorded as part of net assets available for plan benefits and totaled $151,916 and $70,500 as of December 31, 1994 and 1993, respectively. The Form 5500 requires that these amounts be recorded as liabilities of the Plan. Therefore, the beginning and ending year net asset amounts and the current year benefit payments do not agree with the audited financial statements.

(6)  VOLUNTARY COMPLIANCE RESOLUTION PROGRAM:

The Company has identified certain operational defects with respect to the Plan and has filed an application for relief pursuant to Revenue Procedures 92-89, as modified by Revenue Procedure 93-36. A method of correction for each defect has been implemented which has not had a material effect on net assets of the Plan. The Company has requested the Internal Revenue Service to issue a compliance statement under the Voluntary Compliance Resolution (VCR) Program for these defects.

                                                       SCHEDULE I

                         EMPLOYEE SAVINGS PLAN OF

                           MAGMA COPPER COMPANY

                              EIN #86-0219794

                      ITEM 27a - SCHEDULE OF ASSETS HELD

                          FOR INVESTMENT PURPOSES

                           AS OF DECEMBER 31 1994

                                  Number of
Identify    Description           Shares or
of Issuer,      of         Due    Principal                        Market
Borrower    Investments    Date    Amount     Rate      Cost        Value
- ---------  -------------   ----   --------- -------  ----------- -----------

Merrill    Merrill Lynch
Lynch       Retirement
Trust       Preservation
Company     Trust          N/A   11,523,243   N/A    $11,523,243 $11,523,243
           Merrill Lynch
            Capital Fund
            Class A shares N/A      322,697   N/A      8,390,338   8,293,301
           Merrill Lynch
            Federal
            Securities
            Trust Class A
            shares         N/A      134,679   N/A      1,306,122   1,222,885
           Merrill Lynch
            Phoenix Fund
            Class A shares N/A      150,449   N/A      1,900,223   1,677,514
           Merrill Lynch
             Basic Value
             Fund Class A
             shares        N/A       65,018   N/A      1,439,595   1,453,152
           Merrill Lynch
             Global
             Allocation
             Fund Class A
             shares        N/A       88,249   N/A      1,161,003   1,079,282
                                                      ----------  ----------
                                                     $25,720,524 $25,249,377
                                                      ==========  ==========
Magma     Common stock     N/A       34,147   N/A    $   473,082 $   571,962
Copper                                                ==========  ==========
Company

Partici-   Participant
  pants     loans secured
            by vested
            benefits    11/30/95* 1,113,009 6-10.5%  $ 1,113,009 $ 1,113,009
                                                      ----------  ----------

* There are several different maturity dates for the various participant loans. This date only represents one maturity date for one participant loan.



          The accompanying notes are an integral part of this schedule.

                                                                SCHEDULE II



                        EMPLOYEE SAVINGS PLAN OF
                           MAGMA COPPER COMPANY

                             EIN# 86-0219794

            ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                 FOR THE YEAR ENDED DECEMBER 31, 1994





The following Schedules of Reportable Transactions of the Plan have been taken directly from the annual trustee reports of Merrill Lynch Trust Company. The transactions listed are those transactions or series of transactions in excess of 5% of the current value of beginning Plan assets.



















       The accompanying notes are an integral part of this schedule.

                                  Merrill Lynch
                   Schedule of Transactions in Excess of 5%
                               Magma Copper Company
                        Salaried Employee Savings Plan
                                 Consolidation
                      For the Period 1/1/94 - 12/31/94

                             No.
Tran   Security              of            Shares              Cost/Book
Type  Description            Trans       Par Value               Value
- ---- ---------------         -----      ------------         -------------

     Opening Balance                                         22,969,461.42

     ------------
     MUTUAL FUNDS
     ------------
Buy  ML Phoenix Fund
       CL A                  114            84,602,24         1,083,499.03

Sell ML Phoenix Fund
       CL A                   81            29,507.55           375,564.86


Buy  ML Fed Securities
       Trust CL A            107            58,591.06           552,200.16

Sell ML Fed Securities
       Trust CL A             77            64,555.33           637,876.87

Buy  ML Capital Fund
       Class A               119            97,283.80         2,633,988.41

Sell ML Capital Fund
       Class A               122            49,590.61         1,298,033.79


     ------------
     MONEY MARKET
     ------------

Buy  ML Ret Preservation
       Trust                 195         3,742,038.64         3,742,038.64

Sell ML Ret Preservation
       Trust                 115         1,759,239.87         1,759,239.86


                                 Merrill Lynch
                    Schedule of Transactions in Excess of 5%
                              Magma Copper Company
                         Salaried Employee Savings Plan
                                 Consolidation
                        For the Period 1/1/94 - 12/31/94



Tran   Security                      Proceeds                 Realized
Type  Description                     of Sale                 Gain/Loss
- ---- ---------------               ------------              -------------

     Opening Balance

     ------------
     MUTUAL FUNDS
     ------------

Buy  ML Phoenix Fund
       CL A                                 0.00                      0.00

Sell ML Phoenix Fund
       CL A                           381,129.15                  5,564.29


Buy  ML Fed Securities
       Trust CL A                           0.00                      0.00

Sell ML Fed Securities
       Trust CL A                     606,364.31                (31,512.56)

Buy  ML Capital Fund
       Class A                              0.00                      0.00

Sell ML Capital Fund
       Class A                      1,374,761.73                 76,727.94

     ------------
     MONEY MARKET
     ------------

Buy  ML Ret Preservation
       Trust                                0.00                      0.00

Sell ML Ret Preservation
       Trust                        1,759,239.88                      0.02




                                      SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Employees Savings Plan

Date:   June 28, 1995                      /s/  Douglas J. Purdom
                                          -------------------------
                                           Douglas J. Purdom
                                           On behalf of the Administration
                                           Committee, Administrator of the
                                           Employees Savings Plan of Magma
                                           Copper Company


                                EXHIBIT INDEX

     Exhibit                                           Page or
     Number                 Description            Method of Filing
     -------          ---------------------        ----------------

      23               Consent of Accountants         File herewith
